05039645

SECURIT[illegible] MISSION

SEC RECEIVED MAR 1 4 2005 WASH, D.C. 202 PROCESSING SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65277

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 ENDING December 31, 2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHARDAN CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, Suite 2575
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Urbach 212-785-0916
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company, LLP
(Name – If Individual, State Last, First, Middle Name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE

- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 3 1 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

3/29/05

OATH OR AFFIRMATION

I, Steven Urbach swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Chardan Capital Markets LLC, as of

December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Anthony D. Porri
Notary Public, State of New York
No. 02PE6000857
Qualified in Nassau County
Commission Expires 12/28/10

Notary Public

Signature

President

Title

This Report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHARDAN CAPITAL MARKETS LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2004

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Members
Chardan Capital Markets LLC
New York, New York

We have audited the accompanying statement of financial condition of Chardan Capital Markets LLC As Of December 31, 2004 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chardan capital Markets LLC as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS

February 9, 2005

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

CHARDAN CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 916
Due from broker	540,479
Securities owned, at market value	142,330
Securities owned, not readily marketable, at estimated fair value	186,871
Computer equipment and software, net	82,091
Other assets	38,999
	$ 991,686

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Due to broker dealers	$ 139,160
Accrued expenses	222,705
Credit line payable	33,573
	395,438
Members' equity	596,248
	$ 991,686

See notes to financial statements

CHARDAN CAPITAL MARKETS LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES	
Trading income	$ 683,495
Interest and other income	74,641
	758,136
EXPENSES	
Salaries and payroll costs	210,782
Market research	176,685
Clearing and execution fees	135,532
Occupancy	39,610
Operating expenses	167,356
	729,965
NET INCOME	$ 28,171

See notes to financial statements

CHARDAN CAPITAL MARKETS LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities	
Net income	$ 28,171
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	29,653
(Increase) decrease in assets:	
Due from broker	(51,430)
Accounts receivable	17,739
Securites owned	(142,330)
Securities owned, not readily marketable, at estimated fair value	(186,871)
Other assets	(16,089)
Increase (decrease) in liabilities:	
Accrued expenses	174,476
Due to broker dealers	(97,721)
Total adjustments	(272,573)
Net cash used in operating activities	(244,402)
Cash flows from investing activities	
Cash paid for the purchase of equipment	(11,821)
Net cash used in investing activities	(11,821)
Cash flows from financing activities	
Capital contribution	191,806
Proceeds from revolving credit line	50,000
Principal payments on revolving credit line	(16,427)
Net cash provided by financing activities	225,379
NET DECREASE IN CASH	(30,844)
CASH - BEGINNING	31,760
CASH - END	$ 916
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ 1,765

See notes to financial statements

CHARDAN CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	CLASS A	CLASS B	TOTAL
Balance - beginning	$ 379,019	$ (2,748)	$ 376,271
Capital contributions	191,806	-	191,806
Net income	214,871	2,170	28,171
Balance - end	$ 785,696	$ (578)	$ 596,248

See notes to financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

Organization

Chardan Capital Markets LLC (the "Company") is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the National Association of Securities Dealers and the Securities and Exchange Commission. The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2004. The Company is located in New York City.

Computer Equipment and Software

Computer Equipment and Software are recorded at cost. Depreciation is recorded on accelerated methods over the estimated useful life of the related assets, three to five years.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions, trading activity and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned are recorded at current market value. Securities not readily marketable are valued at fair value as determined by management, which approximates estimated realizable value. Securities not readily marketable include investment securities that cannot be offered or sold because of restrictions or conditions applicable to the securities or to the Company.

Securities owned

Securities owned are recorded at market current value.

Significant Credit Risk and Estimates

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm, Wedbush Morgan Securities, located in California.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Allocation of Profits and Losses

Chardan Securities LLC, ("Chardan") purchased 100% of the outstanding Class A membership interest of Chardan Capital Markets LLC on July 30, 2003. Profits and losses are allocated 99% to the capital accounts of the Class A members and 1% to the capital accounts of Class B members

2. COMPUTER EQUIPMENT AND SOFTWARE

Computer equipment and software consist of the following:

Computer equipment	$147,351
Computer software	4,759
	152,110
Accumulated depreciation	70,019
	$ 82,091

Depreciation expense was $29,653 for the year ended December 31, 2004.

3. SECURITIES OWNED

Marketable securities owned consist of trading securities in U.S. public entities of $142,330 at quoted market value.

4. Securities Owned, Not Readily Marketable, At Estimated Fair Value

Restricted securities owned consist of securities in U.S. public entities of $186,871 at quoted market value.

5. COMMITMENTS AND CONTINGENCIES

Lease

The Company entered into a lease for office space, which expires in February 2009, and calls for monthly payments and specified escalations. Included in operations for 2004 is rent expense of approximately $35,500.

Future minimum lease payments are approximately as follows:

2005	$ 45,500
2006	47,000
2007	48,500
2008	48,500
2009	8,000
	$197,500

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2004, the Company had net capital of $256,907, which was $137,907 in excess of its required net capital of $119,000. The Company had a percentage of aggregate indebtedness to net capital of 99.8% as of December 31, 2004.

7. CREDIT LINE PAYABLE

The Company obtained a line of credit in July 2004 for $50,000 with JP Morgan Chase Bank. The agreement calls for monthly payments of interest and principal of approximately $1,250. The interest rate is 3% over the prime rate, which totaled 8.50% at December 31, 2004. Annual principal payments are approximately $10,000 per year over three years.

8. RELATED PARTIES

In March, 2004, the Company entered into agreement with its Parent to receive a monthly sum based on estimated usage to cover office space, support staff and other operating expenses. Included in other income is approximately $16,000 received from its Parent.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2004

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL	
Members' equity	$ 596,248
Deductions and/charges:	
Nonallowable assets	307,961
Net capital before haircuts on security positions	288,287
Haircuts and undue concentration	31,380
NET CAPITAL	$ 256,907
AGGREGATE INDEBTEDNESS	256,278
MINIMUM NET CAPITAL REQUIRED	$ 119,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 137,907
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	99.8%

Note:

There were no material differences between the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of December 31, 2004.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Chardan Capital Markets LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Chardan Capital Markets LLC (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the internal control environment that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Chardan Capital Markets LLC for the year ended December 31, 2004, and this report does not affect our report thereon dated February 9, 2005

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers is not intended to be and should not be used by anyone other than these specified parties.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS

February 9, 2005